

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2018

<u>Via E-mail</u>

Ricardo Baluga
Embassy of Uruguay
1913 I Street N.W., Lobby
Washington, D.C. 20006

Re: República Oriental del Uruguay
Registration Statement under Schedule B
Filed March 6, 2018
File No. 333-223463

Form 18-K for Fiscal Year Ended December 31, 2016
File No. 333-07128
Filed May 24, 2017
Amended on June 12, 2017 and September 6, 2017
File No. 333-07128

Dear Mr. Baluga:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data, including, for example, in the following areas:

    - The data between 2013 and 2016 referenced as preliminary in the summary chart on page D-5 of the Form 18-K filed on May 24, 2017; and

- The bonds and loans whose maturity date has passed under "Public Sector Debt" in the Form 18-K filed on May 24, 2017.

Schedule B

Meetings, Amendments, and Waivers, page 10

2. Please include discussion of the requirements for a quorum for meetings.

Where You Can Find More Information, page 28

3. Please include the file number associated with annual reports incorporated by reference under this heading.

Closing Comment

     We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

     Please contact me at (202) 551-3258 with any questions.

                    Sincerely,

                    /s/ Corey Jennings

                    Corey Jennings
                    Special Counsel

cc: Andrés de la Cruz
       Cleary Gottlieb Steen & Hamilton LLP